UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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17009328

SEC Mail Processing Section
MAR 01 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street, Suite 2300
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Martino 617-747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler Fenton & Co., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

GISELLE OCHOA
Notary Public, Commonwealth of Massachusetts
My Commission Expires April 22, 2022

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

Detwiler Fenton & Co.

(A wholly-owned subsidiary of Detwiler Fenton Group, Inc.)

(SEC File Number 8-16324)

Financial Statement and Supplementary Information

For the Year Ended December 31, 2016

Detwiler Fenton & Co.

Table of Contents

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Detwiler Fenton & Co.:

We have audited the accompanying statement of financial condition of Detwiler Fenton & Co. as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Detwiler Fenton & Co. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has reduced capital balances. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 1. The financial statement do not include any adjustments that might result from the outcome of this uncertainty.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2017

Detwiler Fenton & Co.

Statement of Financial Condition

At December 31, 2016

Assets

Cash and cash equivalents	$	5,966
Restricted cash		76,539
Deposit with clearing organization		100,000
Commissions receivable		52,197
Research fees receivable		17,859
Fixed assets, net		7,432
Prepaid expenses		24,299
Total assets	$	284,292

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	23,126
Accounts payable and accrued liabilities		124,473
Total liabilities		147,599
Commitments and contingencies (Notes 1, 5, 8, 9, and 11)		
Stockholder's equity:		
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding		131,563
Paid-in-capital		3,088,733
Accumulated deficit		(3,083,603)
Total stockholder's equity		136,693
Total liabilities and stockholder's equity	$	284,292

See accompanying notes to financial statement.

Detwiler Fenton & Co.

Notes to Financial Statement

Year Ended December 31, 2016

1. ORGANIZATION

Detwiler Fenton & Co., (the "Company") is a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG" or "Parent"). Detwiler Fenton & Co. is a broker-dealer which provides institutional research services and receives payment in the form of securities trading commissions or cash for research services and investment banking and financial advisory services. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is headquartered in Boston, Massachusetts and has an office in New York, New York.

In January 2017, the Company transferred its capital markets institutional research business to its Parent, Detwiler Fenton Group, Inc. DFC determined these business activities were not subject to industry regulation with respect to the industry sector reports provided to its clients. The Company believes this transfer will simplify the operations of DFC to: 1) remove the previous variability of its revenues and expenses (which are now expected to become more predictable in 2017) and 2) will allow the Company to focuses its efforts on expanding the operations of its investment banking and financial advisory business.

The Company introduces customer transactions on a fully-disclosed basis to its clearing broker (see Note 3).

Going Concern and Liquidity Risk — The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2016, the Company reported a net loss of $171,089 and net cash flows used by operating activities of $149,723. In 2016, the Company relied on its unrestricted cash balance of $156,741 to fund its operations. These results and the $5,966 of cash on hand at December 31, 2016 raise substantial doubt about the Company's ability to continue as a going concern.

In 2017, the Company will focus on expanding its revenues from existing or new customers, and implement further operating cost reductions if necessary, which may include employee layoffs and/or reductions in employee compensation. The Company will require greater revenues, as compared to previous years, to be generated from its capital markets and investment banking lines of business to

ORGANIZATION (continued)

achieve profitable results of operations. If the Company achieves an increase in revenues, it is expected such funds will provide the working capital necessary to fund the Company's operations in accordance with its currently planned business activities.

Consistent with prior years, DFG will continue to seek capital through an equity financing, and, if successful, DFG would make further investments in the Company to enhance its working capital. During 2016, and at the start of 2017, certain investor groups have expressed an interest in acquiring all or part of the Company's institutional research business. The Company will continue to review any such opportunities as they may arise which would be in the best interests of the Company or its Parent, Detwiler Fenton Group, Inc.: 1) with the intention of recapitalizing its institutional research and/or investment banking businesses (in consideration of a direct investment) or 2) expanding the professional staff and operations of its investment banking and financial advisory business (in the event of the sale of the institutional research business). There is no assurance, however, that DFG will be able to raise sufficient capital to fund its operations on terms that are acceptable, if at all, to maintain its operations.

In May 2016, a group of five sales and research employees of the Company's institutional research line of business resigned to form a competing institutional research business located in Boston, MA. As a result, the Company experienced a significant reduction in its institutional research revenues. The Company is unable to ascertain the longer-term impact of this event on the results of operations of the Company for 2017 and beyond.

In December 2016, the Company ceased the operation of its trading securities desk to better focus its efforts on building its institutional research and investment banking lines of business and to reduce its fixed operating costs.

In late 2015, the Company began its development of an investment banking and financial advisory ("Investment Banking") line of business to leverage its market knowledge and network of professionals to source opportunities. At December 31, 2016, the investment banking team at the Company was comprised of seven licensed professionals who are principally compensated on a variable basis determined as a percentage of their success in the generation of revenues. Revenues for the Investment Banking business in 2016 represented 2% and 17% of total revenues, respectively. At December 31, 2016, the Company had a pipeline of investment banking engagements where it was actively pursuing sources of external capital;

ORGANIZATION (concluded)

however, there can be no assurances of the Company's ability to complete these engagements in the financial markets and, therefore, record revenues to fund its operations.

These financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include financial instruments with a maturity at date of purchase of three months or less. At times, the Company maintains cash and cash equivalent deposits in excess of federally insured limits at a financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk.

Restricted Cash —In connection with its Boston office lease obligation, the Company has $76,539 of restricted cash pledged as collateral issued in favor of the Company's landlord at December 31, 2016. The standby letter of credit expires on August 15, 2017 and is automatically extended for a one-year term until the expiration of the lease in 2018.

Commissions and Research Fees Receivable — Commissions receivable represents commissions earned from securities transactions. Research fees receivable represents amounts billed for research delivered for which there is a customer commitment to pay for such research.

On a periodic basis, the Company evaluates its receivables to determine the need for any allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses which may be incurred. Factors considered in its determination of the need for an allowance for doubtful accounts include economic conditions and each customer's payment history and credit worthiness. Receivable balances are written-off when deemed uncollectible, with any future recoveries recorded as income when received. Based on management's review of its receivable balances, no allowance for doubtful accounts is considered necessary at December 31, 2016.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on the trade date.

Fixed Assets — Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to eight years.

Due from/to Affiliate — From time to time, the Company may extend (or receive) working capital to (or from) its Parent or affiliates of its Parent. Any extensions of working capital are unsecured and are generally repaid from the operating cash flow of the Parent or affiliate, if available.

Commission Revenues and Execution Costs — Commission revenues and related execution costs are recorded on a trade date basis as securities transactions occur.

Research Revenues — The Company delivers its capital markets research and receives payment in the form of trading commissions or cash. Such revenue is recognized when research is billed and collected or, in the event of billed but uncollected receivables, there is a customer commitment to pay for such research at the invoiced amount.

Investment Banking — The Company provides investment banking and financial advisory services to its investment banking clients and receives either monthly cash retainers or fees based upon the amount of funds raised for the investment banking client. Retainers are recognized as income when earned and collected. Success fees are recognized as income when a client is successful in raising capital.

Income Taxes — The Company participates in the filing of the consolidated federal income tax return of its Parent and records federal income tax expense as if computed on a separate return.

Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. Deferred income tax expense and deferred income tax assets are recorded based upon temporary differences attributable to the Company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to December 31, 2013. There are no uncertain tax positions that require accrual or disclosure at December 31, 2016.

The Company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended December 31, 2016.

Use of Estimates — The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule") which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the basic method permitted by the Rule which requires minimum net capital to be $9,840 at December 31, 2016. The Company's net capital was $18,423 or $8,583 in excess of its minimum net capital requirement at December 31, 2016. The Company's ratio of aggregate indebtedness to net capital was 8.01 to 1.00.

Pershing LLC provides clearing services to the Company. In accordance with the Company's agreement, the Company maintains a $100,000 clearing deposit. Pershing LLC does not require the Company to maintain regulatory capital in excess of the Company's net capital requirement. Effective December 28, 2016, the Company ceased offering securities trading services to its customers and terminated its clearing services agreement with Pershing LLC. The Company anticipates the return of its $100,000 clearing deposit in February 2017.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. FIXED ASSETS, NET

Fixed assets, net at December 31, 2016 follows:

Furniture	$ 61,957
Hardware and software	20,064
	82,021
Less accumulated depreciation	(74,589)
Fixed assets, net	$ 7,432

Depreciation expense was $7,961 for the year ended December 31, 2016.

5. OPERATING LEASES

The Company leases 4,331 square feet of office space in Boston, MA at $21,059 per month for a three-year term ending June 2018 and is a tenant at will for its New York office. Total rent expense, including real estate taxes and utilities for its Boston and New York offices, was $307,597 for the year ended December 31, 2016.

Future minimum annual lease payments under its non-cancelable lease agreements for its Boston office and office equipment outstanding at December 31, 2016 are $258,120 for 2017, $131,760 for 2018 and $1,080 for 2019.

6. INCOME TAXES

Components of the deferred income tax asset, net at December 31, 2016 follow:

Federal net operating loss carryforward	$ 577,761
State net operating loss carryforward	72,442
Federal capital loss carryforward	32,037
Deferred rent	7,516
Charitable contributions carryforward	3,262
Depreciation	(363)
Total deferred income tax asset	692,655
Less valuation reserve	(692,655)
Deferred income tax asset, net	$ -

The Company evaluated its deferred income tax assets at December 31, 2016 and determined that it was more likely than not that 100% of the deferred income tax assets would not be realized through future taxable income. Accordingly, a 100% valuation reserve was established at December 31, 2016 which resulted in a $97,607 addition to the valuation reserve.

INCOME TAXES (concluded)

At December 31, 2016, the Company has federal net operating loss carryforwards of $1,699,000, which expire beginning in 2032, and state capital loss carryforwards of $94,000 which expire beginning in 2017.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby substantially all of its employees participate in the Plan. Employees may contribute up to 50% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50% of the first 6% of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the year ended December 31, 2016, the Company's matching contribution expense attributable to the Plan was $28,202.

8. CONTINGENCIES

The Company, from time to time, is subject to legal proceedings and claims which arise in the ordinary course of its business. Resolution of any such matter could have a material adverse effect on the results of operations and financial condition, as well as its regulatory capital. The Company will assert its defenses with respect to any contingency, if required, and the final resolution of any contingency is uncertain. Any legal matter, claim or inquiry may require substantial financial resources including the incurrence of significant legal and defense costs. Accordingly, the Company's cash flows and / or capital resources may not be sufficient to satisfy the resolution of any contingency if the Company were unsuccessful in defending its position.

As reported in the financial statements of the Company for the year ending December 31, 2015, the Company was a party to an arbitration proceeding initiated by a former client seeking alleged and punitive damages based on allegations a former employee perpetuated a fraud against the claimant by misusing client funds. In January 2017, the Company and its Parent, reached a settlement with the claimant which absolved the Company from any liability or further costs associated with this claim. The settlement expense was recorded on the consolidated financial statements of DFG at December 31, 2016 without recourse to Detwiler Fenton & Co. DFG has presented the actual loss to its insurance carrier and is seeking full reimbursement for the loss (less the insurance policy deductible) including reimbursement of certain out-of-pocket costs.

CONTINGENCIES (concluded)

In December 2016, the Company learned it is a party to an arbitration proceeding initiated by a former employee, who was terminated by the Company in early 2015, seeking damages based on allegations principally consisting of wrongful termination and unpaid compensation. The Company has denied claimant's assertions, intends to vigorously defend the claim, believes it has meritorious defenses to this claim, and has asserted several counterclaims.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2016, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. RELATED PARTY TRANSACTIONS

The Company provides nominal executive, financial, computer systems and support, human resources and compliance services to an affiliated company of its Parent (the "Affiliate") at no cost to the Affiliate since the cost of these services are not significant. At December 31, 2016, the Company does not owe any amount to the Affiliate, and the Affiliate does not owe the Company any amount.

In 2016, DFC forgave the net balance of the Company's intercompany receivable with its Affiliates. The forgiveness of this intercompany receivable, net is recorded as an expense of $72,573 in the statement of operations for the year ended December 31, 2016.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

11. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Detwiler Fenton & Co.

Computation of Net Capital Under SEC Rule 15c3-1
at December 31, 2016

Net Capital:	
Total stockholder's equity	$ 136,693
Less non-allowable assets:	
Restricted cash	(76,539)
Now-allowable research fees receivable	(10,000)
Fixed assets, net	(7,432)
Prepaid expenses	(24,299)
Total non-allowable assets	(118,270)
Net Capital	18,423
Minimum net capital required	9,840
Excess Net Capital	$ 8,583
Schedule of Aggregate Indebtedness:	
Aggregate indebtedness	$ 147,599
Percentage of aggregate indebtedness to net capital	8.01 to 1.00

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17-A, Part IIA filing at December 31, 2016.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Detwiler Fenton & Co.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Detwiler Fenton & Co. (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2017

Detwiler | Fenton
ESTABLISHED 1962

Detwiler Fenton & Co.

Exemption Report

Detwiler Fenton & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4) To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Detwiler Fenton & Co.

I, Stephen Martino, swear affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Stephen Martino

Title: CFO

February 27, 2017